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CUSIP No. 42331P106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Helix Wind, Corp.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    42331P106
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 16, 2010
             (Date of Event which Requires Filing of this Statement)



If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          2,817,257
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            2,817,257

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,817,257

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.


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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          2,817,257
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            2,817,257

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,817,257

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.


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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          2,817,257
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            2,817,257

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,817,257

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         6.9% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.



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Item 1.

         This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on the initial Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David
Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on June 16, 2009 (the "Prior Schedule"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Prior Schedule. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedule.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 1, the Reporting Persons beneficially own 2,817,257 shares of Common Stock. This represents a sum of (i) 660,812 shares of Common Stock and (ii) 2,156,445 shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons. As of the date hereof, the foregoing represents a beneficial ownership of 6.9% of the shares of Common Stock (based on 38,694,333 shares of Common Stock outstanding, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange
Commission on 11/19/2010, and after giving dilutive effect to the exercise of the warrants of the Reporting Persons, in accordance with Rule 13D).

(b) The Reporting Persons have shared voting and dispositive power with respect to 2,817,257 shares of Common Stock. Each of David Gelbaum and Monica Chavez
Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c) On February 16, 2010, the Reporting Persons converted their 9% Convertible
Note (the "Note") into 1,260,812 shares of Common Stock, which accounts for the conversion of the outstanding principal amount of $578,223 plus accrued and unpaid interest, at a conversion price of $0.50 per share.

         Additionally, pursuant to that certain Purchase Agreement dated
February 11, 2010 (the "Purchase Agreement"), the Reporting Persons agreed to sell to a private purchaser 600,000 free trading shares of common stock of the Issuer (the "Shares"), with the Shares being delivered via DTC to the purchaser and with the purchase price being set and paid two days after the Shares clear
DTC (as defined as being free of any restriction of any kind including by DTC, the Issuer, the transfer agent and the Reporting Persons' brokerage and clearing firms) and being 65% of the lowest closing bid price for the five days preceding the date the Shares clear DTC, ending with the day the Shares clear DTC. In the event the Shares clear DTC after the market closes, the Shares will be deemed to clear DTC on the following market day. The sale became effective as of February
16, 2010, the date on which the Note was converted into shares of Common Stock, but the Shares have not cleared DTC as of the date hereof. A copy of the Purchase Agreement is attached hereto as Exhibit "B", the full text of which is incorporated herein by this reference.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment
No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore
Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's
Attorney-In-Fact.

         (b) Purchase Agreement dated February 11, 2010


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Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 1
                     to Schedule 13D.

         Exhibit B:  Purchase Agreement dated February 11, 2010




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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

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Dated: February 18, 2010          /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                ---------------------------------------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust
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                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D



         The undersigned agree that this Amendment No. 1 to Schedule 13D with respect to the Common Stock of Helix Wind, Corp. is a joint filing being made on their behalf.



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Dated: February 18, 2010          /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                ---------------------------------------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                /s/ David Gelbaum
                                ---------------------------------------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

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                                   EXHIBIT B


                               PURCHASE AGREEMENT

 This Purchase Agreement (the "Agreement"), dated February 11, 2010, is by and between Mammoth Corporation (the "Buyer"), and Quercus Trust (the "Seller"), as follows:

          1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 600,000 free trading shares of Helix Wind, Corp. (OTCBB: HLXW) common stock, with the shares being delivered via DTC to Mammoth Corporation and with the purchase price being set and paid two days after the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms) and being 65% of the following:

           o the lowest closing bid price for the five days preceding the date the shares clear DTC, ending with the day the shares clear DTC as described above. In the event the shares clear DTC after the market closes, the shares will be deemed to clear DTC on the following market day.

          2. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

          3. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered or exempt from registration and freely tradable as to Mammoth Corporation's purchase of the shares and Mammoth's resale of the shares, and that Seller has the full authority and ability to transfer the Shares to Buyer. Seller also represents and Warrants that it is not an affiliate, as defined in Rule 144 of the Securities and Exchange Commission, of BMW and that none of the funds provided pursuant to this agreement will be provided, directly or indirectly, to HLXW or an affiliate of HLXW. Seller will provide an acceptable legal opinion from HLXW's corporate counsel confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would. in any way interfere with the transactions contemplated by this agreement.

          4. Upon paying the purchase price for the separate transaction Buyer will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose of the Shares.

          5. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.


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initial


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          6. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

          7. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

          8. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if (in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

          9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

          10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent via facsimile is an original and binding document.

 Seller: Quercus Trust                               Buyer: Mammoth Corporation

By:  /s/ David Gelbaum                               By:  /s/ Brad Hare
    --------------------                                  ----------------------
                                                           Brad Hare, Pres.

Print:  David Gelbaum - Trustee
        -----------------------
          Name and Title



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